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                                                                       EXHIBIT 9
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               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY

GEORGE R. SAVANI,                   )
                                    )
             Plaintiff,             )     Civil Action No. 14174
                                    )
        - against -                 )
                                    )
JAMES A. BITONLI, S. LEE KLING,     )
DAVID R. TACKE, E. F. BUEHRING,     )     CLASS ACTION COMPLAINT
CHARLES A. GABRIEL, A. LOWELL       )     ----------------------
LAWSON, C. ROLAND HADEN, MARTIN     )
R. HOFFMANN, E. GENE KEIFLER,       )
FRANCINE I. NEFF, E-SYSTEMS INC.    )
and RAYTHEON COMPANY,               )
                                    )
             Defendants.            )
                                    )

         Plaintiff, by his attorneys, alleges upon information and belief, except for paragraph 1, which is alleged upon knowledge:

                                  THE PARTIES
                                  -----------

        1. Plaintiff is the owner of common stock of defendant E-Systems Inc. ("E-Systems" or the "Company") and has been the owner continuously of such shares since prior to the wrongs complained of herein.

        2. Defendant E-Systems is a Delaware corporation with its offices located at 6250 LBJ Freeway, Dallas, Texas. E-Systems is a major supplier of military equipment to the Police Department. Its products include surveillance systems, detector systems, and electronic support services, communication systems, controls, steering and tracing systems.





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        3. Defendants E.F. Buehring, James A.Bitonli, S. Lee Kling, David R.
Tacke, A. Lowell Lawson, E. Gene Keiffer, Charles A. Gabriel, C. Roland Haden and Francine I. Neff are directors of the Company.

        4. Defendant Raytheon Corporation is a corporation with offices at 141 Spring Street, Lexington, Massachusetts 02173. It is sued herein as an aider and abettor of the breaches of fiduciary duty committed by the individual defendants.

                           CLASS ACTION ALLEGATIONS
                           -------------------------

       5. Plaintiff brings this lawsuit on his own behalf and as a class action on behalf of all holders of the common stock of E-Systems (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with the deprivation of their equity interest in E-Systems by reason of the proposed elimination of the stockholders of E-Systems through the transaction described herein (the "Class").

      6. This action is properly maintainable as a Class action for the following reasons:

         (a) The Class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. There are approximately 34.129 million shares of E-Systems common stock outstanding, owned by over

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10,000 shareholders of record. Members of the Class are scattered throughout the
United States.
                (b) There are questions of law and fact which are common to members of the Class including, inter alia, the following:
                                ----- ----
                        (i) whether defendants have engaged in a plan and scheme to deprive the public stockholders of the Company of their investment in E-Systems on unfair terms;
                        (ii) whether defendants have engaged in conduct consisting of unfair dealing to the detriment of the minority public stockholders of E-Systems;
                        (iii) whether defendants have breached their fiduciary and other common-law duties owed by them to plaintiff and the other members of the Class; and
                        (iv) whether plaintiff and the Class would be irreparably harmed were the transaction complained of herein consummated.

                (c) The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has no interest that is adverse or antagonistic to the interests of the Class.

                (d) Plaintiff is committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.


















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                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

        7. On April 3, 1995, it was announced that Raytheon Company, through a wholly-owned subsidiary, has agreed to purchase E-Systems for $64.00 per share.

        8. An unusual feature of the transaction is the retention of the E-Systems Board of Directors. It was announced that the entire E-Systems Board of Directors will be retained as an advisory Board for five years with full compensation.

        9. In addition, it was announced that the agreement contains a so-called "bust-up" fee of $75 million plus expenses. While the expenses cannot presently be determined, they easily could exceed $25 million.

        10. The purpose of the acquisition is to enable Raytheon to acquire one hundred (100%) percent equity ownership of E-Systems and its valuable assets at the expense of the E-Systems public stockholders who would be deprived of their equity investment.

        11. The process by which the E-Systems Board has approved the transaction is tainted by the significant emoluments to be provided to the E-Systems Board after the transaction closes. Generally, the employment of a director ends after an acquisition occurs. Here the entire Board will be retained for a significant time period at full pay as "advisors" in exchange for their approval of the transaction.

        12. The bust-up fee of $75 million plus expenses is unreasonable and creates an uneven playing field designed to

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discourage any other offer for E-Systems. As a result, there will be no open market test of the transaction and the Class will not be beneficiaries of an open and healthy auction for the Company. The agreement to the bust-up fee, together with the creation of the advisory board, is a breach of fiduciary duty by the director defendants.

        13. By reason of their positions with E-Systems, the director defendants of E-Systems have a fiduciary relationship with the plaintiff and the members of the Class and owe to them the highest obligations of good faith and fair dealing. They must act in a disinterested manner in the shareholders' best interest and may not put their personal interest above those of the class.

        14. The director defendants have violated fiduciary and other common law duties which they owe to plaintiff and the other members of the Class in that they are not exercising independent business judgment, have acted and are acting to the detriment of the members of the Class in order to benefit themselves and others.

        15. As a result of defendants' unlawful actions, plaintiff and the other members of the Class will be irreparably damaged in that they will be denied the benefits of a value maximizing transaction not compromised by conflicts of interests.

        16. Plaintiff and the Class have no adequate remedy at law.

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        WHEREFORE, plaintiff prays for judgment and relief as follows:

        (A) Declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as the representative of the Class;

        (B) Declaring that the defendants and each of them have committed or aided and abetted a gross abuse of trust and have breached their fiduciary and other duties to plaintiff and the other members of the Class;

        (C) Preliminarily and permanently enjoining the defendants and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the proposed merger transaction;

        (D) In the event the proposed merger is consummated, rescinding it and setting it aside;

        (E) Awarding compensatory damages against defendants individually and severally in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

        (F) Awarding plaintiff his costs and disbursements and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and

        (G) Granting such other and further relief as the Court may deem just and proper.

Dated:  April 3, 1995

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                                           ROSENTHAL, MONHAIT GROSS
                                             & GODDESS P.A

                                           BY /S/
                                              --------------------------
                                              First Federal Plaza
                                              P.O. Box 1070
                                              Wilmington, Delaware 19899

                                              Attorneys for Plaintiff

 of Counsel:

 WOLF POPPER ROSS WOLF & JONES, L.L.P.
 845 Third Avenue
 New York, New York 10022

















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